# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: International Money Express, Inc., CIK 0001683695
CUSIP: 46005L101
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 9100 SOUTH DADELAND BLVD, SUITE 1100, MIAMI, Florida (FL), 33156
Date of event which requires filing of this statement: 02/04/2025
Amends the filing with accession number 0000921895-24-002101
Filed by CIK 0001730145
Persons authorized to receive notices and communications: VOSS CAPITAL, L.P., 3773 Richmond Avenue, Suite 500, 1325 Avenue of the Americas, Houston, Texas (TX), 77046, 281-770-0379; ANDREW FREEDMAN, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Voss Value Master Fund, LP (CIK 0001969435): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 516,852; shared voting power 0; sole dispositive power 516,852; shared dispositive power 0; aggregate amount beneficially owned 516,852 (1.7% of the class)
- Voss Value-Oriented Special Situations Fund, LP (CIK 0001863498): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); source of funds: other (OO); sole voting power 100,000; shared voting power 0; sole dispositive power 100,000; shared dispositive power 0; aggregate amount beneficially owned 100,000 (0.3% of the class)
- Voss Advisors GP, LLC (CIK 0001798309): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); source of funds: other (OO); sole voting power 616,852; shared voting power 0; sole dispositive power 616,852; shared dispositive power 0; aggregate amount beneficially owned 616,852 (2% of the class)
- Voss Capital, LP (CIK 0001730145): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); source of funds: other (OO); sole voting power 1,997,951; shared voting power 160,000; sole dispositive power 1,997,951; shared dispositive power 160,000; aggregate amount beneficially owned 2,157,951 (6.9% of the class)
- Cocke Travis W. (CIK 0001798383): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 1,997,951; shared voting power 160,000; sole dispositive power 1,997,951; shared dispositive power 160,000; aggregate amount beneficially owned 2,157,951 (6.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: International Money Express, Inc.
Address of issuer's principal executive offices: 9100 SOUTH DADELAND BLVD, SUITE 1100, MIAMI, Florida (FL), 33156
Comment: The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (the "Amendment No. 1"). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Voss Value Master Fund, Voss Value-Oriented Special Situations Fund and the Voss Managed Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 516,852 Shares beneficially owned directly by Voss Value Master Fund is approximately $9,825,930, including brokerage commissions. The aggregate purchase price of the 100,000 Shares beneficially owned by Voss Value-Oriented Special Situations Fund is approximately $1,940,053, including brokerage commissions. The aggregate purchase price of the 1,541,099 Shares held in the Voss Managed Accounts is approximately $29,511,743, including brokerage commissions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 31,098,659 Shares outstanding, as of November 4, 2024, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2024.

A. Voss Value Master Fund
As of the date hereof, Voss Value Master Fund beneficially owned 516,852 Shares.
Percentage: Approximately 1.7%.

B. Voss Value-Oriented Special Situations Fund
As of the date hereof, Voss Value-Oriented Special Situations Fund beneficially owned 100,000 Shares.
Percentage: Approximately 0.3%

C. Voss GP
Voss GP, as the general partner of each of Voss Value Master Fund and Voss Value-Oriented Special Situations Fund, may be deemed the beneficial owner of the (i) 516,852 Shares owned by Voss Value Master Fund and (ii) 100,000 Shares owned by Voss Value-Oriented Special Situations Fund.
Percentage: Approximately 2.0%

D. Voss Capital
As of the date hereof, 1,541,099 Shares were held in the Voss Managed Accounts. Voss Capital, as the investment manager of each of Voss Value Master Fund, Voss Value-Oriented Special Situations Fund and the Voss Managed Accounts, may be deemed the beneficial owner of the (i) 516,852 Shares beneficially owned by Voss Value Master Fund, (ii) 100,000 Shares beneficially owned by Voss Value-Oriented Special Situations Fund and (iii) 1,541,099 Shares held in the Voss Managed Accounts.
Percentage: Approximately 6.9%

E. Mr. Cocke
Mr. Cocke, as the managing member of each of Voss Capital and Voss GP, may be deemed the beneficial owner of the (i) 516,852 Shares owned by Voss Value Master Fund, (ii) 100,000 Shares owned by Voss Value-Oriented Special Situations Fund and (iii) 1,541,099 Shares held in the Voss Managed Accounts.
Percentage: Approximately 6.9%
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

A. Voss Value Master Fund
1. Sole power to vote or direct vote: 516,852
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 516,852
4. Shared power to dispose or direct the disposition: 0

B. Voss Value-Oriented Special Situations Fund
1. Sole power to vote or direct vote: 100,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 100,000
4. Shared power to dispose or direct the disposition: 0

C. Voss GP
1. Sole power to vote or direct vote: 616,852
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 616,852
4. Shared power to dispose or direct the disposition: 0

D. Voss Capital
1. Sole power to vote or direct vote: 1,997,951
2. Shared power to vote or direct vote: 160,000
3. Sole power to dispose or direct the disposition: 1,997,951
4. Shared power to dispose or direct the disposition: 160,000

E. Mr. Cocke
1. Sole power to vote or direct vote: 1,997,951
2. Shared power to vote or direct vote: 160,000
3. Sole power to dispose or direct the disposition: 1,997,951
4. Shared power to dispose or direct the disposition: 160,000
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

A. Voss Value Master Fund
The transactions in the Shares by Voss Value Master Fund during the past sixty days are set forth in Exhibit 1 and are incorporated herein by reference.

B. Voss Value-Oriented Special Situations Fund
Voss Value-Oriented Special Situations Fund has not entered into any transactions in the Shares during the past sixty days.

C. Voss GP
Voss GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Voss Value Master Fund during the past sixty days are set forth in Exhibit 1 and are incorporated herein by reference.

D. Voss Capital
The transactions in the Shares by Voss Value Master Fund and Voss Capital through the Voss Managed Accounts during the past sixty days are set forth in Exhibit 1 and are incorporated herein by reference.

E. Mr. Cocke
Mr. Cocke has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Voss Value Master Fund and through the Voss Managed Accounts during the past sixty days are set forth in Exhibit 1 and are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

1 - Transactions in Securities.

## Signatures
- Voss Value Master Fund, LP: /s/ Travis W. Cocke, Travis W. Cocke, Managing Member of Voss Advisors GP, LLC, its General Partner (02/21/2024)
- Voss Value-Oriented Special Situations Fund, LP: /s/ Travis W. Cocke, Travis W. Cocke, Managing Member of Voss Advisors GP, LLC, its General Partner (02/21/2024)
- Voss Advisors GP, LLC: /s/ Travis W. Cocke, Travis W. Cocke, Managing Member (02/21/2024)
- Voss Capital, LP: /s/ Travis W. Cocke, Travis W. Cocke, Managing Member (02/21/2024)
- Cocke Travis W.: /s/ Travis W. Cocke, Travis W. Cocke (02/21/2024)